SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2006
Commission File Number      0-30600
The Westaim Corporation
(Translation of registrant’s name into English)
144–4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION
Date: February 15, 2006	By:	/s/ Brian D. Heck
Brian D. Heck
Vice President, General Counsel and Corporate Secretary

EXHIBITS INDEX
1.	Press Release re “Westaim announces 2005 year-end results”.

For immediate release
Westaim announces 2005 year-end results
CALGARY, ALBERTA — February 15, 2006 — The Westaim Corporation announced today that for the year ended December 31, 2005, it recorded net income of $9.3 million, or 10 cents per share compared to a net loss of $25.2 million, or 30 cents per share, in the previous year. For the three months ended December 31, 2005, the Company posted net income of $22.0 million, or 24 cents per share compared to a net loss of $10.6 million, or 11 cents per share in the same period in the previous year. Westaim’s results for both the year and the fourth quarter benefited from a $30.1 million gain on the issuance of shares of its NUCRYST subsidiary.
At December 31, 2005, Westaim had $119.6 million in cash and short term investments, compared to $101.1 million at December 31, 2004.
In the fourth quarter of 2005, Westaim’s NUCRYST Pharmaceuticals subsidiary completed an initial public offering of 4,500,000 common shares at a price of US$10 per share. NUCRYST common shares are now traded on the Nasdaq National Market under the trading symbol NCST and on the Toronto Stock Exchange under the trading symbol NCS. Westaim continues to own approximately 75.3 per cent of NUCRYST’s outstanding common shares.
“2005 marked a solid year of performance and significant milestone achievements for both NUCRYST and iFire,” said Barry M. Heck, President & CEO of Westaim. “Westaim was pleased with the results of the IPO for NUCRYST and is encouraged with the progress of NUCRYST’s pre-clinical research for its nanocrystalline silver. iFire is now in pilot manufacturing, a major step in the commercialization of its TDEL flat panel technology.”
Review of Operations:
iFire Technology
iFire Technology’s pilot production facility began operation at the end of 2005. The $46-million pilot facility was completed on time and on budget. Through pilot production, iFire intends to complete the baseline processes for the manufacture of its displays and focus on continual improvements to both performance and manufacturing efficiency.
The pilot facility is intended to produce engineering samples of high-definition 34-inch flat panel display modules based on its proprietary thick dielectric electroluminescent (TDEL) technology and to simulate manufacturing in a commercial environment. iFire expects to commercialize its technology in partnership with industry leaders and plans to initially target the 30- to 45-inch screen size television segment. The pilot plant will provide information and experience to allow iFire to work with partners to construct and operate the first volume production facility. Initial planning work for this facility is under way.
NUCRYST Pharmaceuticals
NUCRYST’s profitable wound care division continued to grow in 2005 with wound care product revenue of $22.7 million compared to $18.9 million in 2004 and total revenue including milestones of $28.6 million, compared to $31.9 million in 2004. The results for 2005 include one US$5-million milestone payment compared to two US$5-million milestone payments in 2004. NUCRYST’s agreement with Smith & Nephew plc for the global sales and distribution of Acticoat™ dressings for burns and chronic wounds, includes up to US$56.5 million in milestone payments that can be earned upon the achievement of sales and regulatory milestones. To date, NUCRYST has earned US$19 million in milestone payments as a result of strong global sales of Acticoat™ dressings.
In 2005, NUCRYST initiated its second Phase 2 human clinical trial of a topical cream formulation of its nanocrystalline silver. The investigational drug (NPI 32101 topical cream) is being studied for the treatment of atopic dermatitis, a form of eczema, and other skin conditions. Results of the second Phase 2 human clinical trial are expected by the end of 2006.
NUCRYST completed a $7-million expansion of its production facility in Fort Saskatchewan, Canada to meet anticipated demand from Smith & Nephew for its Acticoat™ family of dressings. NUCRYST has initiated a further expansion of its production facility in Fort Saskatchewan, Canada in order to further increase its capacity to manufacture Acticoat™ dressings for Smith & Nephew.
NUCRYST has begun pre-clinical research to extend its nanocrystalline silver technology to the treatment of other dermatological and gastrointestinal conditions. Infection and inflammation are issues in many therapeutic areas and demand exists for effective pharmaceuticals and medical devices and products for the treatment of these common afflictions.
Financial Information Follows
The Westaim Corporation’s technology investments include NUCRYST Pharmaceuticals Corp. (NASDAQ: NCST; TSX: NCS), which develops, manufactures and commercializes medical products that fight infection and inflammation based on its nanocrystalline silver technology and iFire Technology Corp, which has developed a low-cost flat panel display. Westaim’s common shares are listed on NASDAQ under the symbol WEDX and on The Toronto Stock Exchange under the trading symbol WED.

For more information contact:
David Wills
Investor Relations
(416) 504-8464
info@westaim.com
www.westaim.com

Acticoat™ is a trademark of Smith & Nephew plc

This news release contains forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and Westaim can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including but not limited to statements involving financial considerations, the completion of baseline manufacturing processes for iFire displays, intentions regarding production of engineering samples of iFire displays, statements related to manufacturing of iFire displays in a commercial environment, potential iFire partnering activities and strategies, the information and experience anticipated from the iFire pilot plant, anticipated demand from Smith & Nephew for NUCRYST dressings, and the expansion of NUCRYST’s production facilities and resulting increased manufacturing capacity. Westaim disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION
Financial Highlights
(unaudited)
(thousands of dollars except per share data)

	Three Months Ended December 31		Twelve Months Ended December 31
Consolidated Statements of Operations	2005	2004	2005	2004
		(Restated)		(Restated)

Revenue	$5,607	$6,042	$28,560	$31,907
Income (loss) from continuing operations	19,483	(10,403)	(5,508)	(28,734)
Net income (loss)	21,998	(10,600)	9,270	(25,177)
Income (loss) per common share — basic and diluted
Continuing operations	0.21	(0.11)	(0.06)	(0.34)
Net income (loss)	0.24	(0.11)	0.10	(0.30)
Weighted average number of common shares outstanding (thousands)	92,901	92,828	92,852	84,094

	Three Months Ended December 31		Twelve Months Ended December 31
	2005	2004	2005	2004
		(Restated)		(Restated)

Revenue
Nucryst Pharmaceuticals	$5,607	$6,042	$28,560	$31,907
Continuing operations	$5,607	$6,042	$28,560	$31,907

Operating (loss) income
Nucryst Pharmaceuticals	$(2,087)	$(301)	$1,590	$6,079
iFire Technology	(8,116)	(7,286)	(31,844)	(27,884)
Other	55	(529)	54	(1,189)

Continuing operations	$(10,148)	$(8,116)	$(30,200)	$(22,994)

Consolidated Balance Sheets	December 31, 2005	December 31, 2004

Cash and short-term investments	$119,627	$101,139
Current assets	136,169	111,994
Other assets	76,292	60,269
Current liabilities	26,614	12,963
Shareholders’ equity	157,640	147,797

THE WESTAIM CORPORATION
Consolidated Statements of Operations and Consolidated Statements of Deficit
(unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
(thousands of dollars except per share data)	2005	2004	2005	2004
		(restated)		(restated)

Revenue	$5,607	$6,042	$28,560	$31,907
Costs
Manufacturing	2,830	2,620	10,799	8,450
Research and development	9,391	8,648	36,514	35,489
General and administrative	1,172	1,538	4,109	5,240
Depreciation and amortization	2,362	1,352	7,338	5,722

Operating loss	(10,148)	(8,116)	(30,200)	(22,994)

Corporate costs	(2,113)	(2,224)	(8,217)	(7,396)
Foreign exchange	642	(645)	410	(563)
Interest	454	684	2,073	2,362
Gain on issuance of shares of subsidiary	30,055	—	30,055	—
Writedown of capital assets and intangible assets	(567)	(69)	(570)	(22)
Gain on sale of investment	1,120	—	1,120	—

Income (loss) from continuing operations before income taxes	19,443	(10,370)	(5,329)	(28,613)

Income tax recovery (expense)	40	(33)	(179)	(121)

Income (loss) from continuing operations	19,483	(10,403)	(5,508)	(28,734)
Income (loss) from discontinued operations net of income taxes	2,515	(197)	14,778	3,557

Net income (loss) for the period	$21,998	$(10,600)	$9,270	$(25,177)

Income (loss) per common share
Continuing operations — basic and diluted	$0.21	$(0.11)	$(0.06)	$(0.34)

Net income (loss) — basic and diluted	0.24	(0.11)	0.10	(0.30)

Weighted average number of common shares outstanding (thousands)	92,901	92,828	92,852	84,094

Deficit at beginning of period	$(289,289)	$(265,961)	$(276,561)	$(251,384)
Net income (loss)	21,998	(10,600)	9,270	(25,177)

Deficit at end of period	$(267,291)	$(276,561)	$(267,291)	$(276,561)

THE WESTAIM CORPORATION
Consolidated Balance Sheets
(unaudited)

	December 31	December 31
(thousands of dollars)	2005	2004

ASSETS

Current
Cash and cash equivalents	$115,673	$89,139
Short-term investments	3,954	12,000
Accounts receivable	8,199	6,712
Inventories	7,773	3,605
Other	570	538

	136,169	111,994

Other receivable	—	1,800
Capital assets	71,112	46,776
Capital assets available for sale	—	5,500
Intangible assets	5,180	5,693
Investments	—	500

	$212,461	$172,263

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$16,302	$12,963
Current portion of long-term debt	10,312	—

	26,614	12,963

Long-term debt	6,000	4,795
Provision for site restoration	6,760	6,708

	39,374	24,466

Non-controlling interest	15,447	—

Shareholders’ equity
Common shares	421,466	421,233
Contributed surplus	3,968	3,125
Cumulative translation adjustment	(503)	—
Deficit	(267,291)	(276,561)

	157,640	147,797

	$212,461	$172,263

THE WESTAIM CORPORATION
Consolidated Cash Flow Statements
(unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
(thousands of dollars)	2005	2004	2005	2004
		(restated)		(restated)

Operating Activities
Income (loss) from continuing operations	$19,483	$(10,403)	$(5,508)	$(28,734)
Items not affecting cash
Depreciation and amortization	2,362	1,352	7,338	5,722
Foreign exchange on long-term debt	(352)	—	(1,637)	—
Provision for site restoration	—	327	—	327
Writedown of capital assets and intangible assets	570	69	570	22
Gain on sale of investment	(1,120)	—	(1,120)	—
Gain on issuance of shares of subsidiary	(30,055)	—	(30,055)	—
Deferred licensing revenue	—	—	—	—
Stock based compensation expense	225	612	905	1,210

Cash used in continuing operations before non-cash working capital changes	(8,887)	(8,043)	(29,507)	(21,453)

Changes in continuing operations non-cash working capital
Accounts receivable	6,581	3,791	(2,541)	(670)
Inventories	(1,639)	150	(4,341)	(831)
Other	1,178	180	(32)	121
Accounts payable and accrued liabilities	1,882	(6,225)	4,045	2,996
Site restoration expenditures net of recoveries	—	(100)	52	(1,183)

Cash used in continuing operations	(885)	(10,247)	(32,324)	(21,020)
Cash used in discontinued operations	97	(93)	(518)	(2,221)

Cash used in operating activities	(788)	(10,340)	(32,842)	(23,241)

Investing activities
Capital expenditures	(3,823)	(7,528)	(30,754)	(23,432)
Redemption and sale of short-term investments	8,442	75,683	98,335	149,151
Purchase of short-term investments	(3,954)	—	(90,289)	(137,708)
Intangible assets	(202)	(3,276)	(977)	(3,686)
Proceeds on sale of assets	—	—	—	61
Proceeds on sale of investment	1,620	—	1,620	—
Proceeds on sale of discontinued operations	7,029	—	22,614	30,559

Cash provided from investing activities	9,112	64,879	549	14,945

Financing activities
Proceeds from long-term debt	1,147	4,795	7,154	4,795
Issuance of common shares of subsidiary, net of share issuance costs	45,502	—	45,502	47,946
Issuance of common shares	—	—	171	—
Issuance of convertible debentures of subsidiary	—	—	6,000	—

Cash provided from financing activities	46,649	4,795	58,827	52,741

Net increase in cash and cash equivalents	54,973	59,334	26,534	44,445
Cash and cash equivalents at beginning of period	60,700	29,805	89,139	44,694

Cash and cash equivalents at end of period	$115,673	$89,139	$115,673	$89,139